SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

October 26, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:  Chen Chen

 Kathleen Collins

 Kyle Wiley

 Matthew Crispino

Re:     7GC & Co. Holdings Inc.

  Amendment No. 2 to Registration Statement on Form S-4

  Filed October 18, 2023

  File No. 333-274278

Ladies and Gentlemen:

On behalf of 7GC & Co. Holdings Inc. (the “Company,” “7GC,” “we,” “our” or “us”), we transmit herewith Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 24, 2023 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 3, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 75

U.S. Securities and Exchange Commission

October 26, 2023

1.

We note that Stockholder Proposal No. 4 has been revised such that holders of 7GC common stock will elect all five directors to the New Banzai Board. Your disclosure here and on page 134 states that Banzai’s directors and individuals designated by, or representing, Banzai’s existing shareholders will constitute at least four of the five members of the initial New Banzai Board following consummation of the Business Combination. Please clarify whether at least four of the current nominees meet this criterion or revise as necessary.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 75 and 134 of Amendment No. 3 to clarify that four of the five director nominees to the New Banzai Board have been designated by Banzai,

Stockholder Proposal No. 1—The Business Combination Proposal

Expected Accounting Treatment, page 133

2.

We note your revised disclosures in response to prior comment 2. However, the bullet points on page 134 continue to refer to Banzai’s existing shareholders having a majority interest under both the no redemption and maximum redemption scenarios, which is not the case. Please revise.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 75 and 134 of Amendment No. 3.

Beneficial Ownership of Securities, page 231

3.

We note your response to prior comment 4. Please disclose the natural person(s) that hold investment and/or voting power over the voting securities beneficially owned by Polar Asset Management Partners Inc.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company has included all relevant information disclosed in the Schedule 13G filed by Polar Asset Management Partners Inc. (“Polar”) with the Commission on February 14, 2023, which does not include any natural person information, and is relying on the information contained in such Schedule 13G in accordance with Instruction 3 to Regulation S-K 403. Polar is a passive investor in the Company and is not affiliated with, controlled by or under common control with either the Company or Banzai, or any members of the management teams of the Company or Banzai. Moreover, Polar does not have any contractual arrangements with the Company or Banzai, and is not a party to, or otherwise involved in, the proposed Transactions (as financing partner, adviser, or otherwise) other than being a passive stockholder of the Company. In addition, representatives of the Company have requested such information (via email) regarding the natural person(s) that hold investment and/or voting power over the voting securities beneficially owned by Polar from a contact at Polar and, to date, have not received a response from Polar.

U.S. Securities and Exchange Commission

October 26, 2023

If you have any questions regarding the foregoing or Amendment No. 3, please contact the undersigned at (212) 839-5444.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Jack Leeney, 7GC & Co. Holdings Inc.